SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                    for the period ended 4 May to 4 June 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


   Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT

1.1       Transaction in Own Shares released on 4 May 2004
1.2       Transaction in Own Shares released on 5 May 2004
1.3       Transaction in Own Shares released on 6 May 2004
1.4       Transaction in Own Shares released on 7 May 2004
1.5       Transaction in Own Shares released on 10 May 2004
1.6       Transaction in Own Shares released on 11 May 2004
1.7       Transaction in Own Shares released on 12 May 2004
1.8       Transaction in Own Shares released on 13 May 2004
1.9       Transaction in Own Shares released on 18 May 2004
2.0       Transaction in Own Shares released on 19 May 2004
2.1       Transaction in Own Shares released on 20 May 2004
2.2       Transaction in Own Shares released on 21 May 2004
2.3       Transaction in Own Shares released on 25 May 2004
2.4       Transaction in Own Shares released on 26 May 2004
2.5       Transaction in Own Shares released on 27 May 2004
2.6       Transaction in Own Shares released on 28 May 2004
2.7       Director shareholding released on 28 May 2004
2.8       Transaction in Own Shares released on 2 June 2004
2.9       Transaction in Own Shares released on 3 June 2004
3.0       Transaction in Own Shares released on 4 June 2004

EXHIBIT 1.1

Transaction in Own Shares
BP p.l.c. - 04 May 2004

BP p.l.c. announces that on 30 April 2004, it purchased for cancellation 7,756,000 ordinary shares at prices between 483.75 pence and 487.50 pence per share and between 877.67 US cents and 883.83 US cents per share.

Enquiries: Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.2


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 05 May 2004

BP p.l.c. announces that on 4 May 2004, it purchased for cancellation 10,398,339 ordinary shares at prices between 489.00 pence and 493.75 pence per share and between 887.67 US cents and 896.33 US cents per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 06 May 2004

BP p.l.c. announces that on 5 May 2004, it purchased for cancellation 12,091,000 ordinary shares at prices between 491.50 pence and 499.25 pence per share and between 901.83 US cents and 908.33 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 07 May 2004

BP p.l.c. announces that on 6 May 2004, it purchased for cancellation 16,595,000 ordinary shares at prices between 500.75 pence and 508.00 pence per share and between 902.83 US cents and 910.17 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 May 2004

BP p.l.c. announces that on 7 May 2004, it purchased for cancellation 8,250,000 ordinary shares at prices between 496.00 pence and 501.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 May 2004


BP p.l.c. announces that on 10 May 2004, it purchased for cancellation 14,137,800 ordinary shares at prices between 488.0 pence and 497.5 pence per share and between 870.83 US cents and 879.00 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.7


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 May 2004

BP p.l.c. announces that on 11 May 2004, it purchased for cancellation 8,100,000 ordinary shares at prices between 480.5 pence and 490.0 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.8


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 13 May 2004

BP p.l.c. announces that on 12 May 2004, it purchased for cancellation 6,572,520 ordinary shares at prices between 483.50 pence and 489.50 pence per share and between 871.71 US cents and 872.17 US cents per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 1.9


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 May 2004

BP p.l.c. announces that on 17 May 2004, it purchased for cancellation 4,575,000 ordinary shares at prices between 489.0 pence and 494.0 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.0


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 May 2004

BP p.l.c. announces that on 18 May 2004, it purchased for cancellation 6,975,000 ordinary shares at prices between 481.25 pence and 490.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.1


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 20 May 2004

BP p.l.c. announces that on 19 May 2004, it purchased for cancellation 6,975,000 ordinary shares at prices between 477.50 pence and 484.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 21 May 2004

BP p.l.c. announces that on 20 May 2004, it purchased for cancellation 2,971,494 ordinary shares at prices between 480.25 pence and 485.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 May 2004

BP p.l.c. announces that on 24 May 2004, it purchased for cancellation 1,500,000 ordinary shares at prices between 476.50 pence and 482.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.4


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 26 May 2004

BP p.l.c. announces that on 25 May 2004, it purchased for cancellation 2,800,000 ordinary shares at prices between 483.75 pence and 494.75 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 27 May 2004

BP p.l.c. announces that on 26 May 2004, it purchased for cancellation 7,200,000 ordinary shares at prices between 493.00 pence and 497.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 28 May 2004

BP p.l.c. announces that on 27 May 2004, it purchased for cancellation 7,230,000 ordinary shares at prices between 486.25 pence and 493.50 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.7

We were advised today by HSBC Trust Company (UK) Limited that Mr R L Olver, a director of BP p.l.c, acquired 2 Ordinary Shares in BP p.l.c. at GBP4.7820 and 13 Ordinary Shares in BP p.l.c. at GBP4.7850 on 21 May 2004 through reinvestment of dividends on shares held in PEP and ISA plans.

EXHIBIT 2.8

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 June 2004

BP p.l.c. announces that on 1 June 2004, it purchased for cancellation 6,700,000 ordinary shares at prices between 480.50 pence and 484.75 pence per share.


Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 2.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 3 June 2004

BP p.l.c. announces that on 2 June 2004, it purchased for cancellation 4,400,000 ordinary shares at prices between 483.25 pence and 490.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

EXHIBIT 3.0


BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 June 2004

BP p.l.c. announces that on 3 June 2004, it purchased for cancellation 6,650,000 ordinary shares at prices between 487.50 pence and 491.00 pence per share.

Enquiries : Fergus MacLeod, BP p.l.c. Tel : 020 7496 4717

                                         SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         BP p.l.c.
                                        (Registrant)

Dated: 7 June, 2004                        /s/ D. J. PEARL
                                       ..............................
                                              D. J. PEARL
                                              Deputy Company Secretary